

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

Via E-mail
Evgenia Gonikman
Chief Executive Officer
Merecot Corp.
616 Corporate Way, Suite 2-6621
Valley Cottage, NY 10989

> **Re: Merecot Corp.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2014**
> **File No. 333-194145**

Dear Ms. Gonikman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2. Your disclosure that there is no minimum offering of the Merecot shares is inconsistent with your statement on page 3 that all of the offered shares must be sold for the offering to close and your statement on page 8 that investors will receive a return of their investment if all shares are not sold. Please tell us whether this offering is being

conducted on a best efforts basis without a minimum or on an all or none basis and revise accordingly. Similar concerns exist on pages 11 and 15.

Risk Factors, page 5

3.   Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under "Available Information" on page 29.

4.   We note that you intend to sell your shares outside of the United States. Please advise whether your executive officers reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officers. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on your officers;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

Risks related to our business

As a development stage company…, page 5

5.   You indicate in this risk factor that you have not commenced operations and have not yet designed or developed spa web services. However, you appear to have filed a client contract for web services as Exhibit 10.1. Please revise your disclosure throughout the prospectus to clarify the status of your operations and the status and material terms of your agreement with Salon Victoria.

6.   Your statement that you expect to incur $8,000 in federal securities compliance costs and $5,000 in accounting and auditing costs is inconsistent with your statement on page 3 that you expect to incur $8,000 per year in legal and audit costs. Please revise or advise.

Plan of Distribution

Procedures and Requirements for Subscription, page 15

7.   Please file the subscription agreement as an exhibit. Refer to Item 601(b)(10)(i) of Regulation S-K.

Interests of Named Experts and Counsel, page 16

8.   Please revise to disclose whether the interest of any expert or counsel named in the prospectus exceeds $50,000. Refer to Instruction 1 to Item 509 of Regulation S-K.

Business of the Issuer

Industry, page 18

9.   With respect to the third-party statements in your prospectus from the SPA Finder 2012 Spa Trend Report, please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether this report was commissioned for you or for use in the offering.

10.   You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please remove the statement "if true" from the first paragraph on this page.

Sources and Availability of Products and Supplies, page 19

11.   Your statement on page 19 that you have no customers is inconsistent with the contract with Salon Victoria filed as Exhibit 10.1. Please revise or advise.

Certain Relationships and Related Party Transactions, page 23

12.   We note that you received a loan from Ms. Gonikman. Please file this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Management's Discussion and Analysis

Results of Operations from Inception on June 21, 2013 to December 31, 2013, page 26

13.   Please disclose the source of the revenue you earned during this fiscal period.

Plan of Operations, page 26

14.   Please clarify here and in your business discussion if Ms. Gonikman will be developing
your web services or if you intend to utilize the services of third parties. If you intend to
rely on Ms. Gonikman to develop the services, describe in the discussion of her business
experience on page 21 the source and level of her technical expertise in software and
website development.

Liquidity and Capital Resources, page 29

15.   You state in this section that your available cash reserves are sufficient for the company
to remain operational. Please revise to specify the number of months you can remain
operational relying on your currently available resources. Disclose the extent to which
you are currently using funds in your operations on a monthly basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
David Lubin, Esq.
David Lubin & Associates, PLLC